Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Cardtronics, Inc.:
We consent to the use of our reports dated March 12, 2009, with respect to the consolidated balance sheets of Cardtronics Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ (deficit) equity, comprehensive (loss) income, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in the method of accounting for fair value measurements of financial instruments in 2008 and a change in the method of accounting for income tax uncertainties in 2007.
/s/ KPMG LLP
Houston, Texas
January 19, 2010